EIGER ANNOUNCES THIRD QUARTER RESULTS

Toronto, August 15, 2007 - Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) (the “Company” or "Eiger") is pleased to announce its unaudited operating results for the three and nine months ended June 30, 2007.

Eiger recorded earnings of $3,175,000 or $0.08 per share during the three month period ended June 30, 2007 and $2,300,000 or $0.06 per share for the nine month period ended June 30, 2007.

The current quarter was affected by an accounting dilution gain of $4,479,000 arising from a change in the treatment of its investments in Newlook Industries Corp. (“Newlook”) (TSX Venture: NLI) and Racino Royale, Inc. (“Racino”) (OTCBB: RCNR) from consolidation accounting to equity accounting. The Company has divested of a sufficient number of common shares of Newlook and Racino to reduce ownerships interests to below 50%.

John Simmonds, Eiger Chief Executive Officer, commented: “The Company is in transition, we’ve entered into agreements to either option or actually dispose of our interests in Newlook and Racino. The cash proceeds received from these dispositions will be used for investment purposes.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forwardlooking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Jason Moretto, President and CEO, Eiger Technology, Inc., Telephone: (416) 216-8659, Ext. 302 jmoretto@eigertechnology.com